      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                               ------------------

              ['X'] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1995

                                        S&P 500     SHORT TERM       CHUBB         FIXED
                                         INDEX        INCOME      CORPORATION      INCOME       BALANCED
                                         FUND          FUND       STOCK FUND        FUND          FUND
                                      -----------   -----------   -----------   ------------   -----------
Investments at fair value
  (Note 1 and 3)
  Common Stock of Chubb
    Corporation...................           --           --    $89,391,679             --            --
  Mutual Funds....................  $63,796,051           --            --                   $10,133,705
  Investment in Equities..........           --           --            --              --            --
  Fixed Income Securities.........           --           --            --    $162,189,730            --
  Pooled Investments:
    US Government Money
      Market Fund.................           --   $7,456,738     2,046,323       2,145,931            --
    EGSF Venture Capital Fund.....       10,514           --            --              --            --
  Participant Loans...............           --           --            --              --            --
Accrued Income....................           --       30,749       459,186         (45,950)           --
Participants' transfers receivable
   (payable) between Funds........     (231,950)    (107,217 )    (224,350 )        (6,922)       31,046
                                      -----------   ----------    ------------  ------------   -----------
    Net Assets Available for Plan
      Benefits at December 31,
      1995 (Note 4)...............  $63,574,615   $7,380,270    $91,672,838   $164,282,789   $10,164,751
                                    ===========   ==========    ============  ============   ===========

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1995

Contributions
  Employers:
    Pay conversion................  $ 3,137,990   $  454,724    $  4,187,695   $  7,438,923   $   920,454
    Matching......................    2,019,310      326,360       2,783,008      4,929,824       559,180
                                    -----------   ----------    ------------   ------------   -----------
        Total employers...........    5,157,300      781,084       6,970,703     12,368,747     1,479,634
  Participants....................       80,606        7,151         108,851        320,587        32,935
  Rollovers.......................      493,512      278,556         764,303      1,536,937       234,484
Loan repayments...................    1,506,088      265,290       2,528,116      4,305,973       399,951
Interest..........................          116      368,120          70,419     10,549,464            --
Dividends.........................    1,422,998           --       1,888,103             --       462,030
Net appreciation/(depreciation) in
  fair value of assets............   15,243,386           --      18,829,485             --     1,211,256
Participants' transfer
  between Funds...................      913,226     (117,507)    (10,104,805)    (7,717,299)    1,518,480
Distributions to participants.....   (4,297,317)    (846,061)     (6,828,565)   (13,129,550)     (406,585)
Forfeitures.......................      (15,897)        (748)        (10,892)       (26,920)      (11,967)
                                    -----------   ----------    ------------   ------------   -----------
Increase in Net Assets
  Available for Plan Benefits
  during the year.................   20,504,018      735,885      14,215,718      8,207,939     4,920,218
Net Assets Available for Plan
  Benefits at December 31, 1994...   43,070,597    6,644,385      77,457,120    156,074,850     5,244,533
                                    -----------   ----------    ------------   ------------   -----------
        Net Assets Available for
          Plan Benefits at
          December 31, 1995
          (Note 4)................  $63,574,615   $7,380,270    $ 91,672,838   $164,282,789   $10,164,751
                                    ===========   ==========    ============   ============   ===========

                            See accompanying notes.

                                        GROWTH                    EMERGING
                                       EQUITIES   INTERNATIONAL    MARKETS     LONG-TERM       VALUE      PARTICIPANT     TOTAL
                                         FUND      EQUITY FUND   EQUITY FUND   BOND FUND    EQUITY FUND      LOANS       ALL FUNDS
                                     ----------   -------------  -----------   ----------   -----------   -----------   ------------
Investments at fair value
  (Note 1 and 3)
  Common Stock of Chubb
    Corporation...................            --           --             --           --            --            --   $ 89,391,679
  Mutual Funds....................   $22,389,725   $7,393,606    $10,166,707           --            --                  113,879,794
  Investment in Equities..........            --           --             --           --   $11,066,364            --     11,066,364
  Fixed Income Securities.........            --           --             --   $5,160,791            --            --    167,350,521
  Pooled Investments:
    US Government Money
      Market Fund.................            --           --             --       52,144     2,720,971            --     14,422,107
    EGSF Venture Capital Fund.....            --           --             --           --            --            --         10,514
  Participant Loans...............            --           --             --           --            --   $22,375,827     22,375,827
Accrued Income....................            --           --             --          194        33,482            --        477,661
Participants' transfers receivable
   (payable) between Funds........       178,016       82,853        141,206      (33,454       156,572        14,200             --
                                     -----------   ----------    -----------   ----------   -----------   -----------   ------------
    Net Assets Available for Plan
      Benefits at December 31,
      1995 (Note 4)...............   $22,567,741   $7,476,459    $10,307,913   $5,179,675   $13,977,389   $22,390,027   $418,974,467
                                     ===========   ==========    ===========   ==========   ===========   ===========   ============



Contributions
  Employers:
    Pay conversion................  $ 2,328,669   $1,064,653   $ 1,429,511   $  616,428   $ 1,339,008             --   $ 22,918,055
    Matching......................    1,373,532      632,162       852,226      391,935       809,929             --     14,677,466
                                    -----------   ----------   -----------   ----------   -----------   ------------   ------------
        Total employers...........    3,702,201    1,696,815     2,281,737    1,008,363     2,148,937             --     37,595,521
  Participants....................       70,015       38,693        53,946       32,692        39,711             --        785,187
  Rollovers.......................      477,628      159,609       169,691      216,884       240,741             --      4,572,345
Loan repayments...................      870,593      450,039       638,255      244,934       559,179   $(11,768,418)            --
Interest..........................           --           --           754        2,232        67,195      1,662,379     12,720,679
Dividends.........................    1,381,477      214,597        83,878      286,161       196,263             --      5,935,507
Net appreciation/(depreciation) in
  fair value of assets............    3,357,721      488,050     1,183,506      336,701     2,575,462             --     43,225,567
Participants' transfer
  between Funds...................    2,686,527   (1,526,384)   (1,493,821)     695,539     1,671,227     13,474,816             --
Distributions to participants.....   (1,286,283)    (560,897)     (877,572)    (242,240)     (831,323)    (1,757,819)   (31,064,212)
Forfeitures.......................      (25,034)      (8,312)      (10,923)      (7,182)      (11,655)            --       (129,529)
                                    -----------   ----------   -----------   ----------   -----------   ------------   ------------
Increase in Net Assets
  Available for Plan Benefits
  during the year.................   11,234,845      952,210     2,029,451    2,574,084     6,655,737      1,610,958     73,641,063
Net Assets Available for Plan
  Benefits at December 31, 1994...   11,332,896    6,524,249     8,278,462    2,605,591     7,321,652     20,779,069    345,333,404
                                    -----------   ----------   -----------   ----------   -----------   ------------   ------------
        Net Assets Available for
          Plan Benefits at
          December 31, 1995
          (Note 4)................  $22,567,741   $7,476,459   $10,307,913   $5,179,675   $13,977,389   $ 22,390,027   $418,974,467
                                    ===========   ==========   ===========   ==========   ===========   ============   ============


                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1994

                               S&P 500      SHORT TERM       CHUBB          FIXED
                                INDEX         INCOME      CORPORATION       INCOME        BALANCED
                                FUND           FUND       STOCK FUND         FUND           FUND
                             -----------    ----------    -----------    ------------    ----------
Investments (Notes 1
   and 3)
  Common Stock of Chubb
   Corporation...........             --            --    $75,639,401              --           --
  Mutual Funds............   $43,266,526            --             --              --    $5,270,293
  Investment in Equities..            --            --             --              --            --
  Fixed Income Securi-
    ties..................            --            --             --    $151,493,529            --
  Pooled Investments:
    US Government Money
      Market Fund.........            --    $6,629,436      1,421,649       4,346,464            --
    EGSF Venture Capital
      Fund................        14,790            --             --              --            --
  Participant Loans.......            --            --             --              --            --
Accrued Income............         1,890        28,372        453,906         (11,879)           --
Participants' transfers
  receivable (payable)
  between Funds...........      (212,609)      (13,423)       (57,836)        246,736       (25,760)
                             -----------    ----------    -----------    ------------    ----------
    Net Assets Available
      for Plan Benefits at
      December 31,
      1994 (Note 4).......   $43,070,597    $6,644,385    $77,457,120    $156,074,850    $5,244,533
                             ===========    ==========    ===========    ============    ==========

                            See accompanying notes.

                                GROWTH
                               EQUITIES     INTERNATIONAL   EMERGING MARKETS   LONG-TERM     VALUE      PARTICIPANT       TOTAL
                                FUND         EQUITY FUND       EQUITY FUND     BOND FUND   EQUITY FUND     LOANS        ALL FUNDS
                            -------------   -------------   ----------------  ----------   -----------  ------------   ------------

Investments (Notes 1
   and 3)
  Common Stock of Chubb
      Corporation.........           --              --              --              --            --              --   $ 75,639,401
  Mutual Funds............  $11,346,461     $ 6,564,921       $8,281,240             --            --              --     74,729,441
  Investment in Equities..           --              --               --             --    $7,269,675              --      7,269,675
  Fixed Income Securi-
    ties..................           --              --               --      $2,510,083           --              --    154,003,612
  Pooled Investments:
    US Government Money
      Market Fund.........           --              --               --         25,772         3,802              --     12,427,123
    EGSF Venture Capital
      Fund................           --              --               --             --            --              --         14,790
  Participant Loans.......           --              --               --             --            --    $ 20,757,771     20,757,771
Accrued Income............           --              --               --            232        19,070              --        491,591
Participants' transfers
  receivable (payable)
  between Funds...........      (13,565)        (40,672)          (2,778)        69,504        29,105          21,298             --
                               --------        --------         --------       --------      --------       ---------     ----------
    Net Assets Available
      for Plan Benefits
      at December 31,
      1994 (Note 4).......  $11,332,896     $ 6,524,249       $8,278,462      $2,605,591   $7,321,652    $ 20,779,069   $345,333,404
                             ==========       =========        =========       =========    =========      ==========    ===========

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets at December 31, 1995 are held by The Chase Manhattan Bank, N.A., as successor trustee to United States Trust Company of New York, and at December 31, 1994 by the United States Trust Company of New York in a trust established effective January 1, 1994 for the benefit of the participants of the Plan (the "Trust Fund").

     The Trust Fund's assets are valued as follows:

        - Marketable equity and debt securities traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Such securities traded in the over-the-counter market are valued at the closing bid price on the last business day of the calendar year.

        - Interests in commingled trust funds, mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

        - Participants' notes are valued at the unpaid principal balances, with maturities ranging from one to ten years. Notes executed during the period January 1, 1984 through September 30, 1989, bear interest at a rate which is one percent less than the 90-day Treasury Bill rate as established by the Federal Reserve Bank at its offering immediately preceding the valuation date next preceding the valuation date on which the loan is made, except that the rate shall not exceed the guaranteed annual rate of return of the Fixed Income Fund for the quarter ending on the applicable valuation date next preceding the valuation date on which the loan is made, nor the maximum rate permitted by applicable law. Notes executed during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Notes executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

        - The underlying investments of the Fixed Income Fund are contracts with insurance companies and banks under which each insurance company or bank agrees to pay a rate of interest equal to or in excess of the rate initially guaranteed for a specified period of time. These insurance contracts are fully benefit responsive and are valued at contract value. Contract value represents contributions to the fund plus interest accrued less redemptions. The interest rates for the calendar years 1995 and 1994 were 6.8% and 7.1%, respectively. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Administrative and investment management expenses

     Prior to March 1995, all expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for investment management expenses attributable to a certain Fixed Income Fund investment contract, were paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the "Employers"). The Profit Sharing Committee of The Chubb Corporation is authorized to charge Participants account maintenance fees.

     Beginning in March 1995, certain trustee fees are being paid by the Plan.

  Income tax status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 22, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the trust established under the Plan is tax-exempt. The Plan administrator and its counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION

     The Plan is a defined contribution plan. Generally, each employee is eligible to participate in the Plan either upon the completion of one year of service and the attainment of age 21 or the completion of two years of service.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a bi-weekly basis. Pre-tax contributions are subject to an annual limitation of $9,240 in 1995 and 1994, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. Participants may, subject to limitations, transfer their investments between funds at their own request. Generally, the investments of the individual funds are managed by several outside investment managers, subject to the Plan's guidelines. Chubb Equity Managers, Inc., a subsidiary of The Chubb Corporation, is the investment manager of the Value Equity Fund.

     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested nonforfeitable interest in units credited to his or her account attributable to the employer matching contribution and earnings on the employer matching contribution. Service with affiliated non-participating companies is considered in calculating vesting and participation service. Forfeited balances of terminated participants nonvested accounts are used to reduce future company contributions or pay plan expenses.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1995 AND 1994

2.  PLAN DESCRIPTION -- (CONTINUED)
     A participant may withdraw any amount which does not exceed the aggregate current value of his or her own contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's biweekly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in annual installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of annual installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3.  INVESTMENTS

     The Trust Fund is managed by The Chase Manhattan Bank, N.A. (the "Trustee") successor to the United States Trust Company of New York, a fiduciary with respect to the Plan under an agreement with the Employers. The Trust Fund's assets are held or accounted for by the Trustee under a trust agreement. The Trustee and certain investment managers have full discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the trust agreement.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1995 AND 1994

3.  INVESTMENTS -- (CONTINUED)
     The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                          DECEMBER 31, 1995                 DECEMBER 31, 1994
                                    ------------------------------    ------------------------------
                                        COST          FAIR VALUE          COST          FAIR VALUE
                                    -------------    -------------    -------------    -------------
Fixed Income Securities
  Investments in Insurance and
     Bank Contracts...............   $162,189,730     $162,189,730     $151,493,529     $151,493,529
  Bond Mutual Fund................      4,971,306        5,160,791        2,655,980        2,510,083
                                     ------------     ------------     ------------     ------------
          Subtotal................   $167,161,036     $167,350,521     $154,149,509     $154,003,612
                                     ------------     ------------     ------------     ------------
The Chubb Corporation Common
  Stock...........................   $ 45,457,913     $ 89,391,679     $ 46,782,880     $ 75,639,401
                                     ------------     ------------     ------------     ------------
Investments in Equities...........   $  9,133,873     $ 11,066,364     $  7,675,519     $  7,269,675
                                     ------------     ------------     ------------     ------------
Mutual Funds
  BT Institutional Equity 500
     Index Fund...................   $ 50,088,492     $ 63,796,051     $ 44,394,208     $ 43,266,526
  Fidelity Contrafund Fund........     19,497,910       22,389,725       11,350,600       11,346,461
  Other...........................     25,532,276       27,694,018       20,222,064       20,116,454
                                     ------------     ------------     ------------     ------------
          Subtotal................   $ 95,118,678     $113,879,794     $ 75,966,872     $ 74,729,441
                                     ------------     ------------     ------------     ------------
Pooled Investments................   $ 14,427,859     $ 14,432,621     $ 12,436,318     $ 12,441,913
                                     ------------     ------------     ------------     ------------
Participant Loans (maturing from
  January 1996 to December 2005
  with interest rates from 4.25%
  to 16.0%).......................   $ 22,375,827     $ 22,375,827     $ 20,757,771     $ 20,757,771
                                     ------------     ------------     ------------     ------------
          TOTAL...................   $353,675,186     $418,496,806     $317,768,869     $344,841,814
                                     ============     ============     ============     ============

4.  UNITS OF PARTICIPATION AND VALUES

     The interest of an employee in the investment chosen is represented by units of participation. The number and value of units at the quarterly valuation dates for the years ended December 31, 1995 and 1994 were as follows:

                                                                    NUMBER OF                    NUMBER OF
                                                                      UNITS       NET ASSET        UNITS       NET ASSET
                                                                     HELD BY        VALUE         HELD BY        VALUE
                                                                  PARTICIPANTS     PER UNIT    PARTICIPANTS     PER UNIT
                                                                  -------------   ----------   -------------   ----------
                                                                      DECEMBER 31, 1995            DECEMBER 31, 1994
                                                                  --------------------------   --------------------------
S&P 500 Index Fund..............................................    262,671.312   $241.55963     244,249.916   $175.59467
Short Term Income Fund..........................................     75,365.722     97.87620      71,289.730     92.75478
Chubb Corporation Stock Fund....................................    180,128.394    508.38552     193,872.418    398.23526
Fixed Income Fund...............................................  3,128,068.438     52.40959   3,164,973.450     49.08706
Balanced Fund...................................................    791,330.504     12.84390     501,615.853     10.27100
Growth Equities Fund............................................  1,646,639.488     13.70492   1,126,924.695     10.05648
International Equity Fund.......................................    666,918.376     11.21024     643,836.525     10.13339
Emerging Markets Equity Fund....................................    819,519.843     12.57704     764,713.240     10.82558
Long-term Bond Fund.............................................    441,339.041     11.73548     263,555.695      9.88630
Value Equity Fund...............................................  1,061,166.088     13.17136     744,477.879      9.83462

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1995 AND 1994

4.  UNITS OF PARTICIPATION AND VALUES -- (CONTINUED)

                                                                    NUMBER OF                    NUMBER OF
                                                                      UNITS       NET ASSET        UNITS       NET ASSET
                                                                     HELD BY        VALUE         HELD BY        VALUE
                                                                  PARTICIPANTS     PER UNIT    PARTICIPANTS     PER UNIT
                                                                  -------------   ----------   -------------   ----------
                                                                      SEPTEMBER 30, 1995           SEPTEMBER 30, 1994
                                                                  --------------------------   --------------------------
S&P 500 Index Fund..............................................    259,095.065   $227.73097     243,073.037   $175.41813
Short Term Income Fund..........................................     71,208.543     96.60042      71,763.765     91.65169
Chubb Corporation Stock Fund....................................    181,793.302    501.70262     195,298.651    364.28714
Fixed Income Fund...............................................  3,156,387.532     51.58134   3,142,450.511     48.27128
Balanced Fund...................................................    731,150.835     12.20843     503,397.117     10.25321
Growth Equities Fund............................................  1,516,123.820     13.48718   1,022,088.561     10.15275
International Equity Fund.......................................    644,325.990     10.61954     577,883.927     10.34244
Emerging Markets Equity Fund....................................    841,272.991     12.12095     602,938.228     11.74300
Long-term Bond Fund.............................................    394,487.567     11.27079     241,972.018      9.90219
Value Equity Fund...............................................    997,236.811     12.89292     712,829.163     10.18937

                                                                        JUNE 30, 1995                JUNE 30, 1994
                                                                  --------------------------   --------------------------
S&P 500 Index Fund..............................................    253,684.788   $211.05588     244,881.919   $167.36232
Short Term Income Fund..........................................     72,283.096     95.33006      73,221.613     90.73606
Chubb Corporation Stock Fund....................................    192,300.166    417.37230     195,042.393    389.46505
Fixed Income Fund...............................................  3,174,938.446     50.74241   3,164,165.966     47.44257
Balanced Fund...................................................    657,068.914     11.58362     474,891.580      9.96839
Growth Equities Fund............................................  1,309,267.951     12.14212     969,625.731      9.67457
International Equity Fund.......................................    639,173.611      9.95816     486,037.774     10.21187
Emerging Markets Equity Fund....................................    779,455.628     12.02067     483,622.384     10.60594
Long-term Bond Fund.............................................    334,541.637     10.93855     242,277.839      9.89120
Value Equity Fund...............................................    855,518.677     11.89196     644,636.766      9.88052

                                                                        MARCH 31, 1995               MARCH 31, 1994
                                                                  --------------------------   --------------------------
S&P 500 Index Fund..............................................    245,998.164   $192.56714     251,570.210   $166.69110
Short Term Income Fund..........................................     71,061.141     94.01062      72,875.001     89.97513
Chubb Corporation Stock Fund....................................    196,109.638    409.04952     197,705.294    369.60422
Fixed Income Fund...............................................  3,204,100.071     49.91664   3,266,497.892     46.64270
Balanced Fund...................................................    568,155.140     10.91883     401,651.822     10.00000
Growth Equities Fund............................................  1,201,869.192     10.66753     717,534.049     10.00000
International Equity Fund.......................................    640,808.823      9.73194     353,664.738     10.00000
Emerging Markets Equity Fund....................................    723,124.532     10.89647     335,486.164     10.00000
Long-term Bond Fund.............................................    308,348.089     10.36247     187,190.755     10.00000
Value Equity Fund...............................................    799,761.575     10.66614     506,147.059     10.00000

5.  FUND BALANCES DUE PARTICIPANTS

     Amounts allocated to accounts of Participants who have withdrawn from participation in the Plan at December 31, 1995 were as follows:

            S&P 500 Index Fund...............................................................  $123,945
            Short Term Income Fund...........................................................     3,759
            Chubb Corporation Stock Fund.....................................................    99,737
            Fixed Income Fund................................................................   342,116
            Balanced Fund....................................................................        --
            Growth Equities Fund.............................................................       680
            International Equity Fund........................................................       142
            Emerging Markets Equity Fund.....................................................       781
            Long-term Bond Fund..............................................................       398
            Value Equity Fund................................................................       382
                                                                                               --------
                    Total....................................................................  $571,940
                                                                                               ========

     For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations require that these amounts be reported as liabilities. Distributions to Participants on Form 5500 also differ for this reason.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995

                                                      NUMBER OF
                                                        UNITS                         CONTRACT OR
               SECURITY DESCRIPTION                   OR SHARES           COST         FAIR VALUE
- --------------------------------------------------  -------------     ------------    ------------
Fixed Income Securities
  CNA Insurance Company...........................            1       $ 12,090,698    $ 12,090,698
     Contract #13027, due in equal maturities on
     3/31/95 and 9/30/95, at 7.83%
  Commonwealth Life Insurance Company.............            1         12,099,136      12,099,136
     Contract #ADA00674FR, due in equal maturities
       on 9/30/99 and 12/31/99, at 7.89%
  Commonwealth Life Insurance Company.............            1          6,091,243       6,091,243
     Contract #ADA00766FR, due on 6/30/2000, at
       6.33%
  Hartford Life Insurance Company.................            1          9,019,807       9,019,807
     Contract #GA9655, due in equal maturities on
     3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.92%
  Hartford Life Insurance Company.................            1         12,383,729      12,383,729
     Contract #GA9534, due 9/30/97, at 5.77%
  John Hancock Life Insurance Company.............            1         13,186,825      13,186,825
     Contract #7836, due in equal maturities on
     3/31/2000 and 9/30/2000, at 7.33%
  JP Morgan Asset Management......................            1         15,251,615      15,251,615
     Contract #2015, due 9/30/96, at 6.90%
  JP Morgan Asset Management......................            1         15,240,576      15,240,576
     Contract #2033, due in equal maturities on
     3/31/96 and 3/31/97, at 6.59%
  Provident National Assurance Company............            1            218,206         218,206
     Contract #027-04079, due 10/1/96, at 8.75%
  Provident National Assurance Company............            1          9,030,089       9,030,089
     Contract #627-05490, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
        5.97%
  Prudential Asset Management.....................            1          8,092,035       8,092,035
     Contract #6529-212, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
        6.04%
  Principal Mutual Life Insurance Company.........            1         13,186,750      13,186,750
     Contract #15670, due in equal maturities on
     3/31/2000 and 9/30/2000, at 7.35%
  Principal Mutual Life Insurance Company.........            1          6,092,370       6,092,370
     Contract #3-16924, due on
     12/31/2000, at 6.41%
  Prudential Asset Management.....................            1         14,572,597      14,572,597
     Contract #6529-213, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and 12/31/98,
       at 5.37%

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995

                                                      NUMBER OF
                                                        UNITS                         CONTRACT OR
               SECURITY DESCRIPTION                   OR SHARES           COST         FAIR VALUE
- --------------------------------------------------  -------------     ------------    ------------
  Pacific Mutual Life Insurance Company...........              1     $  9,013,338    $  9,013,338
     Contract #G25863.02, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.90%
  Pacific Mutual Life Insurance Company...........              1        6,620,716       6,620,716
     Contract #G25863.03, due 6/30/99, at 7.34%
  MAS Funds Fixed Income Portfolio................        437,726.10     4,971,306       5,160,791
                                                                      ------------    ------------
     Subtotal.....................................                    $167,161,036    $167,350,521
                                                                      ------------    ------------
The Chubb Corporation Common Stock................        923,945     $ 45,457,913    $ 89,391,679
                                                                      ------------    ------------
Investments in Equities (Common stock unless
  otherwise noted)
  American Home Products Corp.....................          3,700     $    214,357    $    358,900
  Archer Daniels Midland Co.......................         20,160          312,852         362,880
  Asia Pulp & Paper LTD Sponsored Adr.............         26,300          324,579         213,688
  Atlantic Richfield Co...........................          2,000          216,140         221,500
  Avnet Inc.......................................          5,900          221,672         264,025
  Berkley W R Corp................................          8,100          291,436         435,375
  Borg Warner Automotive Inc......................         10,000          243,711         320,000
  Burlington Inds Inc New.........................         24,000          312,744         315,000
  Burlington Northern Inc.........................          3,000          150,414         234,000
  Canadian Pacific LTD NPV........................         20,300          328,759         367,938
  Chrysler Corp...................................          5,900          279,263         326,713
  Circuit City Stores Inc.........................         11,000          289,520         303,875
  Compaq Computer Corp............................          7,400          248,123         355,200
  Cummins Engine Co Inc...........................          7,900          362,749         292,300
  Cyprus Amax Minerals Co.........................         10,500          294,262         274,313
  Exxon Corp......................................          4,300          261,348         346,150
  Federal Express Corp............................          5,000          310,255         369,375
  First Chicago NBD Corp..........................          7,059          189,672         278,831
  General Motors Corp Class H.....................          5,800          200,694         284,925
  Hanson Tr PLC Sponsored Adr.....................         19,300          326,363         294,325
  Inco Ltd........................................          9,200          250,555         305,900
  Keycorp.........................................          8,600          250,709         311,750
  May Dept Stores Co..............................          6,600          226,264         278,850
  Mellon Bank Corp................................          7,700          284,146         413,875
  Merrill Lynch & Co Inc..........................          4,300          153,214         219,300
  Offshore Logistics Inc..........................         16,900          232,708         213,363
  Old Republic Intl Corp..........................          9,300          210,471         330,150
  Owens Corning Fiberglass Corp...................          8,100          284,796         363,488
  Paine Webber Group Inc..........................         12,300          204,945         246,000
  Philip Morris Cos Inc...........................          4,100          217,418         370,025

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1995

                                                      NUMBER OF
                                                        UNITS                            CONTRACT OR
               SECURITY DESCRIPTION                   OR SHARES              COST         FAIR VALUE
- --------------------------------------------------  -------------        ------------    ------------
  Progressive Corp Ohio...........................          5,600        $    165,334    $    273,700
  Redman Inds Inc New.............................         12,000             226,500         405,000
  Sothebys Hldgs Inc Class A......................         17,000             253,307         242,250
  Ultramar Corp...................................         10,000             238,050         257,500
  Whirlpool Corp..................................          4,500             228,015         239,625
  YPF S.A. Sponsored ADR Reg Class D Shs..........         17,400             328,529         376,275
                                                                         ------------    ------------
     Subtotal.....................................                       $  9,133,873    $ 11,066,364
                                                                         ------------    ------------
Mutual Funds
  Colonial Tr VII Newport Tiger Fund Class Z......        816,688.12     $  9,004,298    $ 10,166,707
  BT Institutional Equity 500 Index Fund..........      4,566,805.95       50,088,492      63,796,051
  Columbia Balance Fund...........................        504,719.72        9,175,218      10,133,705
  Fidelity Contrafund Fund........................        588,893.33       19,497,910      22,389,725
  Morgan Stanley Institutional Fund, Inc.-Active
     Country Allocation Fund......................        635,943.53        7,352,760       7,393,606
                                                                         ------------    ------------
     Subtotal.....................................                       $ 95,118,678    $113,879,794
                                                                         ------------    ------------
Pooled Investments
  EGSF Venture Capital-Citibank Fund..............             17.56     $      5,752    $     10,514
  Excelsior Government Money Market Fund..........      7,456,738.00        7,456,738       7,456,738
  Vista Premier US Government Money Market Fund...      6,965,369.00        6,965,369       6,965,369
                                                                         ------------    ------------
     Subtotal.....................................                       $ 14,427,859    $ 14,432,621
                                                                         ------------    ------------
Participant Loans (Maturities January 1996 to
  December 2005, Rates 4.25% to 16%)..............     22,375,827.00     $ 22,375,827    $ 22,375,827
                                                                         ------------    ------------
       TOTAL......................................                       $353,675,186    $418,496,806
                                                                         ============    ============

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

               EXHIBIT 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1995

                                                                  SALE OR       COST OF         NET
                                    NUMBER OF      PURCHASE     REDEMPTION      ASSETS         GAIN
                                   TRANSACTIONS      PRICE         PRICE         SOLD         (LOSS)
                                   ------------   -----------   -----------   -----------   -----------
Category (iii) -- Series of
  transactions in excess of 5% of
  plan assets:
  Excelsior Govt Money Fund......      1,003      $62,466,112   $67,436,497   $67,436,497            --
  Vista Premier US Government
     Money Market Fund...........        341       47,223,888    40,258,519    40,258,519            --
  Participant Loans..............        590      $13,437,759   $11,819,703   $11,819,703            --

There were no category (i) or (ii) or (iv) reportable transactions during 1995.

                         REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 1995 and 1994, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates at December 31, 1995 and 1994 and the Changes in its Net Assets Available for Plan Benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ERNST & YOUNG LLP

New York, New York
June 7, 1996

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8:
No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No. 33-49232)
pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated June 7, 1996 with respect to the financial statements and schedules of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                          ERNST & YOUNG LLP

New York, New York
June 7, 1996

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                                By: /s/ Donald B. Lawson
                                                    ------------------------
                                                    DONALD B. LAWSON,
                                                    A MEMBER OF THE
                                                    PROFIT SHARING COMMITTEE

Dated:  June 7, 1996